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                            Prime Succession, Inc.
                      Ratio of Earnings To Fixed Charges
                            (Dollars in Thousands)
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                                         1992        1993             1994           1995          6/30/95          6/30/96
Ratio of Earnings To Fixed Charges

Earnings:
  Income (loss) before income taxes     (1,923)     (2,505)          (4,656)          (355)           (883)          (7,472)
  Add:  Fixed charges, net                 847       6,650           13,128         16,224           7,971            8,083

      Income (loss) before income
       taxes and fixed charges, net     (1,076)      4,145            8,472         15,869           7,088              611

Fixed Charges:
  Total interest expense(1)                774       6,418           12,422         15,401           7,592            7,606
  Interest factor in rents(2)               73         232              706            823             379              477

      Total fixed charges                  847       6,650           13,128         16,224           7,971            8,083

Ratio of earnings to fixed charges        (1.3)        0.6              0.6            1.0             0.9              0.1

Coverage Deficiency(3)                  $1,923      $2,505           $4,656           $355            $883           $7,472

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(1) Total interest expense for each period includes amortization of loan costs.

(2) Interest factor in rents represents one-third of rent expense, which is considered representative of the interest factor.

(3) The company's earnings are inadequate to cover fixed charges for all periods indicated above. Coverage deficiency represents the excess of fixed charges over income before income taxes and fixed charges, net.